UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2021

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒            Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1 and Exhibit No. 2, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-260702 and 333-260703), as such prospectuses may be amended or supplemented from time to time.

Westpac and ASIC reach agreement on six regulatory matters

Westpac has announced today that it has reached agreement with ASIC to resolve six separate longstanding matters through agreed civil penalty proceedings filed in the Federal Court of Australia. The issues have all been previously disclosed and are summarised in the table below.

These matters follow regulatory investigations conducted by ASIC, many instigated following the issues being self-reported by Westpac, including some which were raised during the Royal Commission.

The majority of affected customers have been compensated, and any remaining payments will be completed as quickly as possible.

Westpac and ASIC will jointly submit agreed proposed penalties for each of the proceedings, totalling $113 million. These penalties are subject to court approval and have been substantially provisioned (together with anticipated legal costs) in Westpac’s Full Year 2021 results. Westpac and ASIC have also prepared Statements of Agreed Facts for each matter.

Westpac will continue to work cooperatively with ASIC to resolve the proceedings as quickly as possible.

Table 1. List of matters agreed between Westpac and ASIC.

Matter Name	Overview
Debt Sales	Investigation into the provision of incorrect interest rate information provided by Westpac to debt purchasers.
Deceased Estates	Investigation into the charging of advice related fees to deceased customer accounts.
General Insurance	Investigation into the incorrect issuing of duplicate general insurance policies (home and contents and landlord insurance policies) without a customer’s consent.
Contribution Fees	Investigation into inadequate disclosure of adviser fees received for certain super & investment products.
Deregistered Companies	Investigation into the process for identification and management of deregistered companies, and the subsequent rectification.
Insurance in Super	Investigation into insurance in superannuation products offered by BT where customers were inadvertently charged additional advisor commissions.

Index to Exhibits

Exhibit No.	Description

1	ASX Release – Westpac and ASIC reach agreement on six regulatory matters
2	ASX Release – Westpac notes APRA’s release of its final capital framework

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition.

We use words such as ‘will’, ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘aim’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this Report. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as the ongoing impact of COVID-19. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	November 30, 2021	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney